Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0129.03
Lima, October 23, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as an "Important Notice" about the resolution adopted by the Board of Directors' Meeting held on October 29, 2003:

- Application of partial earnings corresponding to the Fiscal Year 2003.

Regarding the cash dividend, it was agreed that Cementos Lima S.A. pays a dividend for a total amount of US$ 5'003,608.27 against the 2003 partial earnings.

Dividend per Common Share	US$ 0.12
Dividend per Investment Share	US$ 0.012

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

GF.0130.03
Lima, October 23, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting held on October 29, 2003, concerning the cash dividend of US$ 0.012 per Investment Share.

The record date will be November 17, 2003, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on December 01, 2003 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

(FREE TRANSLATION)

FILE N°
82-3911

GF.0131.03
Lima, October 23, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting held on October 29, 2003, concerning the cash dividend of US$ 0.12 per Common Share.

The record date will be November 17, 2003, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on December 01, 2003 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2